GRASIM
ADITYA BIRLA GROUP

82-3322

RECEIVED

05010658

AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

SUPPL

Dear Sir,

Sub: Staple Fibre Plant at Nagda

We refer to our notice dated 21st July, 2005 vide which we had informed you about the water shortage at our Nagda Plant.

We now write this to inform you that with the arrival of water in the Nagda reservoir, the Staple Fibre Plant at Nagda have resumed production.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
AUG 25 2005
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)